UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 Amendment No. 2
                                       to
                                  SCHEDULE TO
          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              NET PERCEPTIONS, INC.
                       (Name of Subject Company (Issuer))

                           OBSIDIAN ENTERPRISES, INC.
                       (Names of Filing Person (Offeror))
                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   64107 U 101
                      (CUSIP Number of Class of Securities)

                                Timothy S. Durham
                             Chief Executive Officer
                           Obsidian Enterprises, Inc.
                         111 Monument Circle, Suite 4800
                           Indianapolis, Indiana 46204
                            Telephone: (317) 237-4055
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)



                                   Copies to:
                             Stephen J. Dutton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                            Telephone: (317) 236-1313



                            CALCULATION OF FILING FEE

------------------------------------ ---------------------------------------
     Transaction Valuation*                 Amount of Filing Fee**
------------------------------------ ---------------------------------------
           $10,976,682                                 $888
------------------------------------ ---------------------------------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,145,338 (the number of shares of common stock of the subject company outstanding as of October 31, 2003) by $.39 (the value of each share of subject company as of December 12,
     2003).
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals 0.00008090% of the transaction valuation.
[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       Amount Previously Paid:  $906.60      Filing Party: Obsidian Enterprises,
       Form or Registration No.: Form S-4    Inc.
                                             Date Filed: December 15, 2003
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on December 15, 2003 by Obsidian Enterprises, Inc., a Delaware corporation ("Obsidian"). This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by Obsidian to exchange each issued and outstanding share of common stock, par value $.0001 per share (the "Net Perceptions Shares"), of Net Perceptions, Inc., a Delaware corporation ("Net Perceptions"), for two shares of common stock, par value $.0001 of Obsidian ("Obsidian Shares"). Obsidian has effected a 1 for 50 reverse stock split effective for shareholders of record at January 23, 2004. The exchange ratio after the reverse stock split will be 1/25 Obsidian Share for each Net Perception Share. The number of shares and the per share amounts in this Schedule TO have not been adjusted to give effect to that reverse split except as expressly stated in this Schedule TO. In lieu of fractional shares, cash will be provided in an amount equal to the value of the fractional share.

     Obsidian has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Obsidian Shares to be issued to stockholders of Net Perceptions in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are exhibits (a)(1) and (a)(2) hereto.

     All of the information in the Prospectus and the related Letter of Transmittal, and any Prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Obsidian, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information required by this Item is disclosed to security holders in the Prospectus which meets the requirements of Rule 421(d) of the Securities Act of 1933. A summary term sheet is set forth on page 1 of the Prospectus.

ITEM 2. SUBJECT COMPANY INFORMATION.

Name and address. The name and address of the subject company is Net Perceptions, Inc., having its principal executive offices at 7700 France Avenue South, Edina, Minnesota 55435 and telephone number (952) 842-5000.

Securities. The subject class of securities is the common stock of Net Perceptions, par value $.0001 per share, which includes associated share purchase rights issued pursuant to Net Perceptions' Rights Agreement, dated as of June 1, 2001, between Net Perceptions and Wells Fargo Bank Minnesota, N.A., as rights agent. In its Form 10-Q for the nine months ended September 30, 2003, Net Perceptions stated that as of October 31, 2003, the number of Net Perceptions Shares issued and outstanding was 28,145,338.

Trading market and price. The information required by this section is set forth under the heading "Comparative Market Price Information" on page 44 of the Prospectus, which is incorporated herein by this reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

Name and address. The name, address and telephone number of the filing person is Obsidian Enterprises, Inc., 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204; (317) 237-4055. The name and address of each of Obsidian's directors and executive officers is set forth on page 9 of the Prospectus, which is incorporated herein by this reference.

Business background of entities. Obsidian's principal business is as a holding company. Obsidian currently conducts business through five subsidiaries: U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; Pyramid Coach, Inc., a provider of luxury coach leases; Obsidian Leasing Co., Inc., owner of luxury coaches; United Expressline, Inc., a manufacturer of specialty trailers; and Danzer Industries, Inc., a manufacturer of truck bodies, accessories and cargo trailers. Obsidian is a Delaware corporation.

Business background of natural persons. During the last five years, none of Obsidian, or, to the best of its knowledge, any of its executive officers and directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director and executive officer of Obsidian is a U.S. citizen.

ITEM 4. TERMS OF THE TRANSACTION.

Information  regarding  the  material  terms of the Offer is set forth under the
following  headings  of  the  Prospectus,   which  are  incorporated  herein  by
reference:

     o    "The Exchange Offer," page 24 of the Prospectus;

     o "Comparison of Rights of Holders of Obsidian Enterprises Common Stock and Net Perceptions Common Stock," page 46 of the Prospectus;

     o    "Accounting Treatment," page 42 of the Prospectus; and

     o "Material U.S. Federal Income Tax Consequences of the Exchange Offer and the Proposed Merger," page 31 of the Prospectus.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Information required by this Item is set forth under the heading "Certain Relationships with Net Perceptions" on page 41 of the Prospectus, which is incorporated herein by this reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Purposes. Information required by this section is set forth under the heading "Purpose of the Exchange Offer; the Proposed Merger" on page 33 of the Prospectus, which is incorporated herein by this reference.

Plans.  Information  required  by this  section is set forth  under the  heading
"Plans for Net Perceptions After the Proposed Merger" on page 24 of the Prospectus, which is incorporated herein by this reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Source of funds. The shares of Net Perceptions will be acquired by the exchange of shares of Obsidian, therefore no amount of funds will be required.

Conditions. Obsidian has no alternative financing arrangements or alternative financing plans.

Borrowed funds. Obsidian has made no plans or arrangements for the use of borrowed funds as consideration.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Information required by this Item is set forth under the heading "Certain Relationships with Net Perceptions" on page 41 of the Prospectus, which is incorporated herein by this reference.

ITEM 9. PERSONS/ASSETS, RETAINED EMPLOYED, COMPENSATED OR USED.

No persons will be employed, retained or compensated to make solicitations or recommendations in connection with the transaction.

ITEM 10. FINANCIAL STATEMENTS.

Financial Information. The audited financial statements required by this section are set forth in Item 8 on Obsidian's Form 10-K, filed with the SEC on February 13, 2003, which is incorporated herein by this reference. The unaudited financial statements required by this section are set forth in Item 1 on Obsidian's Form 10-Q, filed with the SEC on September 15, 2003, which is incorporated herein by this reference. Copies of Obsidian's Form 10-K and Form 10-Q may be obtained on the Securities and Exchange Commission website at http://www.sec.gov.

Book value per share as of July 31, 2003 is set forth under the heading "Comparative Unaudited Per Share Data" on page 16 of the Prospectus, which is incorporated herein by this reference.

Pro Forma Information. The information required by this section is set forth under the heading "Unaudited Condensed Pro Forma Combined Financial Statements" on page F-1 of the Prospectus, which is incorporated herein by this reference.

ITEM 11. ADDITIONAL INFORMATION.

There is no additional information that would be material to a security holder's decision whether to sell, tender or hold the securities sought.

ITEM 12. EXHIBITS.

(a)(1) The Prospectus relating to Obsidian Shares to be issued in the Offer is incorporated by reference to the Registration Statement on Form S-4 (Reg. No. 333-111191) filed on December 15, 2003.

(a)(2) Form of Letter of Transmittal is incorporated by reference to the Registration Statement on Form S-4 (Reg. No. 333-111191) filed on December 15, 2003.

(a)(3) Exchange Agent Agreement is incorporated by reference to the Registration Statement on Form S-4 (Reg. No. 333-111191) filed on December 15, 2003.

(a)(4) Information Agent Agreement is incorporated by reference to the Registration Statement on Form S-4 (Reg. No. 333-111191) filed on December 15, 2003.

(a)(5) Notice of Guaranteed Delivery is incorporated by reference to the Registration Statement on Form S-4 (Reg. No. 333-111191) filed on December 15, 2003.

(a)(6) Letter to Broker, Dealers, etc. is incorporated by reference to the Registration Statement on Form S-4 (Reg. No. 333-111191) filed on December 15, 2003.

(a)(7) Letter to Clients is incorporated by reference to the Registration Statement on Form S-4 (Reg. No. 333-111191) filed on December 15, 2003.

(a)(8) Text of press release issued by Obsidian, dated December 17, 2003.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                   SIGNATURES



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       OBSIDIAN ENTERPRISES, INC.


                                       By: /s/ Timothy S. Durham
                                       -----------------------------------------
                                       Timothy S. Durham
                                       Chief Executive Officer


Date:   December 23, 2003